

THUNDER
ENERGY
TRUST

400, 321 – 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
.1317

thunderenergy.com



06017510

October 5, 2006


SEC MAIL
PROCESSING
RECEIVED
OCT 1 2 2006
WASH, D.C.
160
SECTION

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

SUPPL

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated October 4, 2006.

Yours truly

Sheila Hearnden
Executive Assistant

PROCESSED
OCT 24 2006
THOMSON
FINANCIAL

10/18




File# 82-34957

NEWS RELEASE | THY.UN

Thunder Energy Trust declares 12-cent distribution

Calgary, Alberta, October 4, 2006 - Thunder Energy Trust has declared a distribution of 12 cents per trust unit to be paid on November 15, 2006, in respect of October production, for unit holders of record on October 23, 2006. The ex distribution date is October 19, 2006.

Thunder Energy Trust is an oil and gas income trust having been created as a component of a plan of arrangement, which combined three entities Thunder Energy Inc., Mustang Resources Inc. and Forte Resources.

For further information please contact:
Stuart Keck, President & C.E.O. or Brent Kirkby, Vice President, Finance and C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635 Facsimile: 403 232-1317
www.thunderenergy.com